SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 22, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Second Quarter Results 2019”, dated July 22, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of July 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q2 2019

Philips delivers Q2 sales of EUR 4.7 billion, with 6% comparable sales growth and 8% comparable order intake growth; income from continuing operations increases to EUR 260 million and Adjusted EBITA margin improves to 11.8%

Amsterdam, July 22, 2019

Second-quarter highlights

  Sales in the quarter amounted to EUR 4.7 billion, with 6% comparable sales growth
  Comparable order intake increased 8%
  Income from continuing operations increased to EUR 260 million, compared to EUR 186 million in Q2 2018
  Adjusted EBITA margin was 11.8% of sales, compared to 11.2% of sales in Q2 2018
  Income from operations increased to EUR 350 million, compared to EUR 298 million in Q2 2018
  EPS increased as income from continuing operations per share (diluted) amounted to EUR 0.28; adjusted EPS increased 23% as adjusted income from continuing operations per share (diluted) amounted to EUR 0.43.
  Operating cash flow amounted to EUR 390 million, compared to EUR 130 million in Q2 2018; free cash flow was EUR 174 million, compared to a free cash outflow of EUR 41 million in Q2 2018

Frans van Houten, CEO

“I am pleased with the 6% comparable sales growth in the second quarter, with all businesses contributing. We also recorded strong 8% comparable order intake growth, driven by the continued demand for our innovative product portfolio across the Diagnosis & Treatment businesses. Adjusted EBITA margin for the Group improved by 60 basis points, mainly driven by the performance improvement of the Diagnosis & Treatment businesses, despite adverse currency and tariff impacts.

We continue to expect our performance momentum to further improve in the second half of the year, supported by sales growth and our productivity programs. We maintain our overall targets of 4-6% comparable sales growth and an Adjusted EBITA margin improvement of 100 basis points on average per year for the 2017-2020 period.”

Reporting segment performance

The Diagnosis & Treatment businesses recorded 6% comparable sales growth, led by double-digit growth in Image-Guided Therapy. Comparable order intake showed a double-digit increase, driven by double-digit growth in China and Western Europe. The Adjusted EBITA margin increased to 12.3%, reflecting sales growth and productivity, partly offset by the impact of tariffs.

Comparable sales in the Connected Care businesses increased 6%, with mid-single-digit growth in Monitoring & Analytics and Sleep & Respiratory Care. Comparable order intake showed a mid-single-digit decline, reflecting the uneven order intake dynamics. The Adjusted EBITA margin decreased to 12.1%, mainly due to tariffs, adverse currency impact and mix.

The Personal Health businesses delivered comparable sales growth of 5%, with high-single-digit growth in Oral Healthcare and mid-single-digit growth in Personal Care and Domestic Appliances. The Adjusted EBITA margin decreased to 13.4%, as the operational leverage from sales growth was offset by investments in advertising.

Philips’ ongoing focus on innovation and strategic partnerships resulted in the following highlights in the quarter:

  Philips signed a 10-year agreement with Centre Hospitalier Régional Universitaire de Nancy in France to implement Philips’ IntelliSpace Enterprise Imaging Solution. The collaboration will enable the hospital, which provides 1.2 million consultation visits and inpatient stays each year, to streamline complex medical image data management across its departments.
  Philips announced a 10-year agreement with Rutherford Diagnostics to deliver advanced imaging solutions to its five new diagnostic centers across the UK. As the technology partner, Philips will provide advanced imaging systems and software, as well as managed technology services, including training and consultancy, and will establish a joint innovation program.
  Strengthening its leadership in cardiac ultrasound, Philips extended the advanced automation capabilities on its EPIQ CVx cardiology ultrasound platform, making exams faster and easier to conduct while improving clinician productivity.
  Philips’ Image-Guided Therapy Devices business delivered double-digit growth, driven by all major coronary and peripheral vascular product families. The company presented the three-year results from two major Stellarex clinical studies involving approximately 600 patients, demonstrating that its Stellarex drug-coated balloon (DCB) is the only low-dose DCB with a significant treatment effect and high safety profile through three years. Both studies showed no difference in mortality compared with the current standard of care.
  Philips teamed up with US insurance company Humana to improve care for at-risk, high-cost populations. The pilot program will support independent living for high-acuity patients with congestive heart failure by providing 24/7 access to care. Philips’ remote monitoring capabilities will allow care managers to deliver timely interventions for these patients.
  Philips’ solutions to treat obstructive sleep apnea, a condition that affects more than 100 million patients globally, continue to garner healthy demand, supported by the continued strong reception for DreamStation GO’s expanded portable therapy options.
  Broadening its leading portfolio of power toothbrushes, Philips launched Sonicare DailyClean, an entry-level proposition to address lower price segments, and Sonicare ExpertClean, featuring premium brush heads, connectivity and design, in the US.
  Following the successful roll-out of the Philips Shaver Series 9000 Prestige in Q4 2018, Philips has gained significant market share in the premium shaver market, especially in China, Germany and the US. Consumers appreciate the shaver, with global Rating & Review scores of 4.7 stars.

Cost savings

In the second quarter of 2019, cost savings totalled EUR 146 million, reflecting procurement savings of EUR 48 million and savings from overhead and other productivity programs of EUR 98 million.

Capital allocation

In the second quarter of 2019, Philips completed its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on June 28, 2017. As of the end of the second quarter of 2019, Philips has completed 21.1% of its new EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. Further details can be found here.

In the quarter, Philips completed the cancellation of 30 million shares that were acquired as part of the share buyback programs mentioned above.

Additionally, Philips successfully placed a EUR 750 million 0.500% Green Innovation Bond due 2026.

Regulatory update

Philips continues to fulfill its obligations under the Consent Decree*. The US Food and Drug Administration (FDA) reverted to Philips with follow-up requests, on which the company is currently acting.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

* Under the Consent Decree, Philips continues to export its range of AED devices and manufacture and distribute its H1/OnSite/Home automated external defibrillator (AED) model in the US. The company also continues to service the AEDs and provide consumables and the relevant accessories.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 2018	Q2 2019
Sales	4,288	4,671
Nominal sales growth	0%	9%
Comparable sales growth[1]	4%	6%
Comparable order intake[1]	9%	8%
Income from operations	298	350
as a % of sales	6.9%	7.5%
Financial expenses, net	(49)	(19)
Investments in associates, net of income taxes	1	3
Income tax expense	(63)	(74)
Income from continuing operations	186	260
Discontinued operations, net of income taxes	(184)	(13)
Net income	2	246
Income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted	0.20	0.28
Adjusted income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted[1]	0.35	0.43
Net income attributable to shareholders[2] per common share (in EUR) - diluted	0.00	0.27
EBITA[1]	430	440
as a % of sales	10.0%	9.4%
Adjusted EBITA[1]	482	549
as a % of sales	11.2%	11.8%
Adjusted EBITDA[1]	661	776
as a % of sales	15.4%	16.6%
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2 Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

  Comparable sales growth was 6%, reflecting mid-single-digit growth in all businesses.
  Comparable order intake showed 8% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and a mid-single-digit decline in the Connected Care businesses.
  Adjusted EBITA increased by EUR 67 million and the margin improved by 60 basis points compared to the second quarter of 2018, reflecting sales growth and productivity, partly offset by tariffs, an adverse currency impact and investments in advertising.
  Restructuring, acquisition-related and other charges amounted to EUR 110 million, compared to EUR 52 million in Q2 2018, which also included a gain of EUR 43 million related to a divestment.
  Adjusted EBITDA improved to 16.6%, an increase of EUR 115 million or 120 basis points compared to Q2 2018, which includes the impact of the implementation of IFRS 16 lease accounting as of January 1, 2019.
  Net financial expenses decreased by EUR 30 million year-on-year, mainly due to dividend income related to the retained interest in Signify, while Q2 2018 included a EUR 16 million charge related to bonds that were redeemed in 2018.
  Income taxes increased by EUR 11 million, mainly driven by higher income compared to Q2 2018.
  Net income increased by EUR 244 million compared to Q2 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges from discontinued operations.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q2 2018	Q2 2019	nominal	comparable[1]
Western Europe	925	964	4%	4%
North America	1,549	1,742	13%	5%
Other mature geographies	408	456	12%	9%
Total mature geographies	2,881	3,162	10%	5%
Growth geographies	1,406	1,509	7%	9%
Philips Group	4,288	4,671	9%	6%
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales in growth geographies increased by 9% on a comparable basis, mainly driven by double-digit growth in China and high-single-digit growth in Central & Eastern Europe. In mature geographies, sales increased by 5% on a comparable basis, reflecting high-single-digit growth in other mature geographies and mid-single-digit growth in Western Europe and North America.
  Comparable order intake in growth geographies showed double-digit growth, reflecting double-digit growth in China and Latin America. In mature geographies, comparable order intake was flat, reflecting double-digit growth in Western Europe, mid-single-digit growth in other mature geographies, and a mid-single-digit decline in North America.

Cash balance in millions of EUR

	Q2 2018	Q2 2019
Beginning cash balance	1,982	1,454
Free cash flow[1]	(41)	174
Net cash flows from operating activities	130	390
Net capital expenditures	(172)	(215)
Other cash flows from investing activities	(226)	(64)
Treasury shares transactions	(3)	(761)
Changes in debt	166	687
Dividend paid to shareholders of the Company	(341)	(385)
Other cash flow items	29	(15)
Net cash flows from discontinued operations	49	(14)
Ending cash balance	1,615	1,077
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities increased by EUR 260 million in Q2 2019, mainly due to higher earnings and lower working capital outflows.
  Other cash flows from investing activities includes proceeds from the sale of Signify shares.
  Treasury shares transactions mainly relates to the share buyback programs for capital reduction purposes.
  Changes in debt mainly includes the net proceeds from the Green Innovation Bond issued in Q2 2019.

Composition of net debt to group equity1

in millions of EUR unless otherwise stated

	March 31, 2019	June 30, 2019
Long-term debt	4,046	4,788
Short-term debt	1,632	1,030
Total debt	5,678	5,817
Cash and cash equivalents	1,454	1,077
Net debt	4,224	4,741
Shareholders' equity	12,329	11,904
Non-controlling interests	24	28
Group equity	12,353	11,932
Net debt : group equity ratio[1]	25:75	28:72
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2018[1]	Q2 2019
Sales	1,878	2,063
Sales growth
Nominal sales growth	5%	10%
Comparable sales growth[2]	8%	6%
Income from operations	152	168
as a % of sales	8.1%	8.1%
EBITA[2]	172	214
as a % of sales	9.2%	10.4%
Adjusted EBITA[2]	196	254
as a % of sales	10.4%	12.3%
Adjusted EBITDA[2]	255	323
as a % of sales	13.6%	15.7%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 6%, reflecting double-digit growth in Image-Guided Therapy and high-single-digit growth in Ultrasound, while Diagnostic Imaging remained flat year-on-year.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in China. Mature geographies recorded mid-single-digit growth, reflecting high-single-digit growth in North America, mid-single-digit growth in other mature geographies, and low-single-digit growth in Western Europe.
  Adjusted EBITA increased by EUR 58 million, resulting in a margin of 12.3%, reflecting sales growth and productivity, partly offset by the impact of tariffs.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 41 million, compared to EUR 24 million in Q2 2018. In Q3 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2018[1]	Q2 2019
Sales	1,045	1,161
Sales growth
Nominal sales growth	(1)%	11%
Comparable sales growth[2]	4%	6%
Income from operations	82	75
as a % of sales	7.8%	6.5%
EBITA[2]	115	110
as a % of sales	11.0%	9.5%
Adjusted EBITA[2]	150	141
as a % of sales	14.4%	12.1%
Adjusted EBITDA[2]	193	186
as a % of sales	18.5%	16.0%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 6%, reflecting mid-single-digit growth in Monitoring & Analytics and Sleep & Respiratory Care.
  Comparable sales in growth geographies showed high-single-digit growth, reflecting double-digit growth in Latin America and high-single-digit growth in China. Mature geographies recorded mid-single-digit growth, reflecting double-digit growth in Western Europe, high-single-digit growth in other mature geographies, and low-single-digit growth in North America.
  Adjusted EBITA decreased by EUR 9 million, resulting in a margin of 12.1%, mainly due to tariffs, adverse currency impact and mix.
  Restructuring, acquisition-related and other charges were EUR 31 million, compared to EUR 34 million in Q2 2018. In Q3 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2018[1]	Q2 2019
Sales	1,282	1,351
Sales growth
Nominal sales growth	(6)%	5%
Comparable sales growth[2]	1%	5%
Income from operations	152	165
as a % of sales	11.9%	12.2%
EBITA[2]	161	173
as a % of sales	12.6%	12.8%
Adjusted EBITA[2]	181	181
as a % of sales	14.1%	13.4%
Adjusted EBITDA[2]	217	216
as a % of sales	16.9%	16.0%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, reflecting high-single-digit growth in Oral Healthcare and mid-single-digit growth in Personal Care and Domestic Appliances.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in China and Central & Eastern Europe. Mature geographies recorded mid-single-digit growth, reflecting double-digit growth in other mature geographies, mid-single-digit growth in Western Europe, and low-single-digit growth in North America.
  Adjusted EBITA was in line with Q2 2018, resulting in a margin of 13.4%, as the operational leverage from sales growth was offset by investments in advertising.
  Restructuring, acquisition-related and other charges amounted to EUR 7 million, compared to EUR 20 million in Q2 2018. In Q3 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 10 million.

Other

Key data

in millions of EUR

	Q2 2018[1]	Q2 2019
Sales	83	96
Income from operations	(88)	(58)
EBITA[2]	(18)	(56)
Adjusted EBITA[2] of:	(45)	(27)
IP Royalties	30	49
Innovation	(51)	(46)
Central costs	(19)	(24)
Other	(5)	(7)
Adjusted EBITDA[2]	(4)	50
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales increased by EUR 13 million, mainly due to higher IP royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 29 million, compared to income of EUR 28 million in Q2 2018. Q2 2018 also included a gain of EUR 43 million related to a divestment. In Q3 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 15 million.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 10, Reconciliation of non-IFRS information, of the Annual Report 2018.

Sales growth composition

in %

	Q2 2019				January to June 2019
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2019 versus 2018
Diagnosis & Treatment	9.9%	(0.4)%	(3.5)%	6.0%	7.7%	(0.3)%	(3.5)%	3.9%
Connected Care	11.1%	(0.5)%	(4.9)%	5.7%	8.2%	(0.8)%	(5.0)%	2.4%
Personal Health	5.4%	0.5%	(0.6)%	5.3%	5.0%	0.5%	(0.4)%	5.1%
Philips Group	8.9%	0.1%	(2.9)%	6.1%	7.2%	(0.1)%	(2.8)%	4.3%

Adjusted income from continuing operations attributable to shareholders1

in millions of EUR unless otherwise stated

	Q2		January to June
	2018	2019	2018	2019
Net income	2	246	126	409
Discontinued operations, net of income taxes	184	13	154	22
Income from continuing operations	186	260	280	430
Continuing operations non-controlling interests	(1)	(3)	-	(2)
Income from continuing operations attributable to shareholders [1]	185	256	280	429
Adjustments for:
Amortization of acquired intangible assets	133	91	195	160
Restructuring and acquisition-related charges	52	82	116	153
Other items	-	28	17	7
Net finance expenses	16	3	46	7
Tax impact of adjusted items	(58)	(64)	(110)	(90)
Adjusted income from continuing operations attributable to shareholders [1]	327	395	543	665
Earnings per common share:
Income from continuing operations attributable to shareholders[1] per common share (in EUR) - diluted	0.20	0.28	0.30	0.47
Adjusted income from continuing operations attributable to shareholders[1] per common share (EUR) - diluted	0.35	0.43	0.58	0.72
1 Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2019
Net income	246
Discontinued operations, net of income taxes	13
Income tax expense	74
Investments in associates, net of income taxes	(3)
Financial expenses	60
Financial income	(41)
Income from operations	350	168	75	165	(58)
Amortization of acquired intangible assets	91	45	35	8	2
EBITA	440	214	110	173	(56)
Restructuring and acquisition-related charges	82	37	15	7	22
Other items	28	4	16	-	7
Adjusted EBITA	549	254	141	181	(27)

January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Amortization of acquired intangible assets	160	72	70	14	4
EBITA	754	291	165	347	(49)
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adjusted EBITA	914	362	226	371	(45)

Q2 2018
Net income	2
Discontinued operations, net of income taxes	184
Income tax expense	63
Investments in associates, net of income taxes	(1)
Financial expenses	66
Financial income	(17)
Income from operations	298	152	82	152	(88)
Amortization of acquired intangible assets	133	20	33	9	71
EBITA	430	172	115	161	(18)
Restructuring and acquisition-related charges	52	24	19	2	6
Other items	-	-	15	18	(34)
Adjusted EBITA	482	196	150	181	(45)

January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investments in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)
Income from operations	499	174	143	323	(141)
Amortization of acquired intangible assets	195	36	67	18	73
EBITA	694	211	210	341	(67)
Restructuring and acquisition-related charges	116	66	26	4	19
Other items	17	-	32	18	(33)
Adjusted EBITA	827	277	269	362	(82)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2019
Net income	246
Discontinued operations, net of income taxes	13
Income tax expense	74
Investments in associates, net of income taxes	(3)
Financial expenses	60
Financial income	(41)
Income from operations	350	168	75	165	(58)
Depreciation, amortization and impairments of fixed assets	319	115	81	44	79
Restructuring and acquisition-related charges	82	37	15	7	22
Other items	28	4	16	-	7
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(2)	(1)	(1)	-
Adjusted EBITDA	776	323	186	216	50

January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Depreciation, amortization and impairments of fixed assets	601	206	160	84	152
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(3)	(2)	(1)	-
Adjusted EBITDA	1,352	493	315	441	103

Q2 2018
Net income	2
Discontinued operations, net of income taxes	184
Income tax expense	63
Investments in associates, net of income taxes	(1)
Financial expenses	66
Financial income	(17)
Income from operations	298	152	82	152	(88)
Depreciation, amortization and impairments of fixed assets	316	83	76	45	112
Restructuring and acquisition-related charges	52	24	19	2	6
Other items	-	-	15	18	(34)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(4)	(4)	-	-
Adjusted EBITDA	661	255	193	217	(4)

January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investments in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)
Income from operations	499	174	143	323	(141)
Depreciation, amortization and impairments of fixed assets	547	157	152	86	150
Restructuring and acquisition-related charges	116	66	26	4	19
Other items	17	-	32	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	(6)	-	-
Adjusted EBITDA	1,173	392	354	431	(5)

Composition of free cash flow in millions of EUR

	Q2		January to June
	2018	2019	2018	2019
Net cash provided by operating activities	130	390	223	404
Net capital expenditures	(172)	(215)	(311)	(435)
Purchase of intangible assets	(35)	(36)	(56)	(76)
Expenditures on development assets	(73)	(91)	(140)	(171)
Capital expenditures on property, plant and equipment	(70)	(116)	(152)	(219)
Proceeds from disposals of property, plant and equipment	7	28	37	30
Free cash flow	(41)	174	(88)	(32)

Philips statistics

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,942	4,288	4,306	5,586	4,151	4,671
Comparable sales growth[1]	5%	4%	4%	5%	2%	6%
Comparable order intake[1]	10%	9%	11%	10%	2%	8%
Gross margin	1,785	2,006	2,074	2,689	1,888	2,125
as a % of sales	45.3%	46.8%	48.2%	48.1%	45.5%	45.5%
Selling expenses	(1,041)	(1,162)	(1,045)	(1,251)	(1,084)	(1,173)
as a % of sales	(26.4)%	(27.1)%	(24.3)%	(22.4)%	(26.1)%	(25.1)%
G&A expenses	(130)	(157)	(165)	(178)	(152)	(165)
as a % of sales	(3.3)%	(3.7)%	(3.8)%	(3.2)%	(3.7)%	(3.5)%
R&D expenses	(433)	(425)	(415)	(487)	(439)	(443)
as a % of sales	(11.0)%	(9.9)%	(9.6)%	(8.7)%	(10.6)%	(9.5)%
Income from operations	201	298	451	769	245	350
as a % of sales	5.1%	6.9%	10.5%	13.8%	5.9%	7.5%
Net income	124	2	292	678	162	246
Income from continuing operations attributable to shareholders[2] per common share in EUR - diluted	0.10	0.20	0.32	0.77	0.19	0.28
Adjusted income from continuing operations attributable to shareholders[2] per common share in EUR - diluted[1]	0.23	0.35	0.42	0.76	0.29	0.43
EBITA[1]	263	430	512	861	314	440
as a % of sales	6.7%	10.0%	11.9%	15.4%	7.6%	9.4%
Adjusted EBITA[1]	344	482	568	971	364	549
as a % of sales	8.7%	11.2%	13.2%	17.4%	8.8%	11.8%
Adjusted EBITDA[1]	512	661	750	1,170	576	776
as a % of sales	13.0%	15.4%	17.4%	20.9%	13.9%	16.6%
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2 Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,942	8,229	12,535	18,121	4,151	8,822
Comparable sales growth[1]	5%	5%	4%	5%	2%	4%
Comparable order intake[1]	10%	10%	10%	10%	2%	5%
Gross margin	1,785	3,791	5,865	8,554	1,888	4,013
as a % of sales	45.3%	46.1%	46.8%	47.2%	45.5%	45.5%
Selling expenses	(1,041)	(2,203)	(3,248)	(4,500)	(1,084)	(2,257)
as a % of sales	(26.4)%	(26.8)%	(25.9)%	(24.8)%	(26.1)%	(25.6)%
G&A expenses	(130)	(288)	(453)	(631)	(152)	(317)
as a % of sales	(3.3)%	(3.5)%	(3.6)%	(3.5)%	(3.7)%	(3.6)%
R&D expenses	(433)	(858)	(1,273)	(1,759)	(439)	(882)
as a % of sales	(11.0)%	(10.4)%	(10.2)%	(9.7)%	(10.6)%	(10.0)%
Income from operations	201	499	950	1,719	245	594
as a % of sales	5.1%	6.1%	7.6%	9.5%	5.9%	6.7%
Net income	124	126	419	1,097	162	409
Income from continuing operations attributable to shareholders[2] per common share in EUR - diluted	0.10	0.30	0.63	1.39	0.19	0.47
Adjusted income from continuing operations attributable to shareholders[2] per common share in EUR - diluted[1]	0.23	0.58	1.00	1.76	0.29	0.72
EBITA[1]	263	694	1,205	2,066	314	754
as a % of sales	6.7%	8.4%	9.6%	11.4%	7.6%	8.5%
Adjusted EBITA[1]	344	827	1,395	2,366	364	914
as a % of sales	8.7%	10.0%	11.1%	13.1%	8.8%	10.4%
Adjusted EBITDA[1]	512	1,173	1,923	3,093	576	1,352
as a % of sales	13.0%	14.3%	15.3%	17.1%	13.9%	15.3%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	914,826	931,496	931,540	914,184	910,810	902,417
Shareholders' equity per common share in EUR	12.66	12.54	12.65	13.22	13.54	13.19
Net debt : group equity ratio[1]	19:81	22:78	24:76	21:79	25:75	28:72
Total employees of continuing operations	73,845	75,283	76,531	77,400	77,340	77,748
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2 Shareholders refers to shareholders of Koninklijke Philips N.V.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union such as Brexit, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; increased healthcare regulation; changes in currency exchange rates and interest rates; changes in foreign currency import or export controls; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and successfully complete acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2018.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2018.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2018, except for IFRS 16 lease accounting, which is implemented per January 1, 2019.

As announced on January 10, 2019, Philips has realigned the composition of its reporting segments effective as of January 1, 2019. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. Accordingly, the comparative figures have been restated. The restatement has been published on the Philips Investor Relations website and can be accessed here.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Philips semi-annual report 2019

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2018. The semi-annual report for the six months ended June 30, 2019 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2019, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2019 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 22, 2019

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	2018	2019
Sales	8,229	8,822
Nominal sales growth	(1)%	7%
Comparable sales growth[1]	5%	4%
Comparable order intake[1]	10%	5%
income from operations	499	594
as a % of sales	6.1%	6.7%
Financial expenses, net	(129)	(28)
Investments in associates, net of income taxes	1	5
Income tax expenses	(91)	(141)
Net income from continuing operations	280	430
Discontinued operations, net of income taxes	(154)	(22)
Net income	126	409
Income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted	0.30	0.47
Adjusted income from continuing operations attributable to shareholders[2] per common share (in EUR) - diluted[1]	0.58	0.72
Net income attributable to shareholders[2] per common share (in EUR) - diluted	0.14	0.44
EBITA[1]	694	754
as a % of sales	8.4%	8.5%
Adjusted EBITA[1]	827	914
as a % of sales	10.0%	10.4%
Adjusted EBITDA[1]	1,173	1,352
as a % of sales	14.3%	15.3%
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2 Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

  Comparable sales growth was 4%, reflecting mid-single-digit growth in the Diagnosis & Treatment businesses and Personal Health businesses and low-single-digit growth in the Connected Care businesses.
  Growth geographies achieved high-single-digit comparable sales growth, driven by double-digit growth in China and Central & Eastern Europe. Mature geographies recorded low-single-digit growth, reflecting low-single-digit growth in other mature geographies, North America and Western Europe.
  Comparable order intake showed 5% growth, reflecting double-digit growth in the Diagnosis & Treatment businesses and a mid-single-digit decline in the Connected Care businesses.
  Adjusted EBITA improved by EUR 87 million and the margin improved by 40 basis points compared to the first half of 2018. The improvement was mainly attributable to sales growth and productivity, partly offset by tariffs, an adverse currency impact and investments in advertising.
  Restructuring, acquisition-related and other charges amounted to EUR 160 million, compared to EUR 133 million in the first half of 2018. The first half of 2019 also includes a gain related to the sale of the Photonics business in Germany and a charge related to a litigation provision. The first half of 2018 also included a gain of EUR 43 million related to a divestment.
  Adjusted EBITDA improved to 15.3%, an increase of EUR 179 million or 100 basis points compared to the first half of 2018, which includes the impact of the implementation of IFRS 16 lease accounting as of January 1, 2019
  Net financial expenses decreased by EUR 101 million year-on-year, mainly due to dividend income related to the retained interests in Signify and Lumileds, while the first half of 2018 included financial charges of EUR 46 million related to bonds redeemed in 2018.
  Income taxes increased by EUR 50 million year-on-year, mainly driven by higher income in 2019.
  Net income increased by EUR 283 million compared to the first half of 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges from discontinued operations, partly offset by higher income tax expense.

Cash balance

in millions of EUR

	January to June
	2018	2019
Beginning cash balance	1,939	1,688
Free cash flow[1]	(88)	(32)
Net cash flow from operating activities	223	404
Net capital expenditures	(311)	(435)
Other cash flow from investing activities	(313)	(32)
Treasury shares transactions	(360)	(882)
Changes in debt	206	728
Dividend paid to shareholders of the Company	(341)	(385)
Other cash flow items	4	6
Net cash flow discontinued operations	569	(14)
Ending cash balance	1,615	1,077
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities increased by EUR 181 million, mainly due to higher earnings, partly offset by higher working capital outflows and higher tax paid in the first half of 2019.
  Other cash flows from investing activities includes cash outflows related to acquisitions, partly offset by proceeds from divestments. The first half of 2019 also includes the proceeds from the sale of the Photonics business and the sale of Signify shares.
  Treasury shares transactions mainly relates to the share buyback programs for capital reduction purposes.
  Changes in debt mainly includes the net proceeds from the Green Innovation Bond issued in Q2 2019.

Composition of net debt to group equity1

in millions of EUR unless otherwise stated

	December 31, 2018	June 30, 2019
Long-term debt	3,427	4,788
Short-term debt	1,394	1,030
Total debt	4,821	5,817
Cash and cash equivalents	1,688	1,077
Net debt	3,132	4,741
Shareholders' equity	12,088	11,904
Non-controlling interests	29	28
Group equity	12,117	11,932
Net Debt : group equity ratio[1]	21:79	28:72
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  The increase in debt is mainly attributable to the implementation of IFRS 16 lease accounting as of January 1, 2019, which had an impact of EUR 0.8 billion. This did not have a cash impact.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2018[1]	2019
Sales	3,513	3,786
Sales growth
Nominal sales growth	4%	8%
Comparable sales growth[2]	8%	4%
Income from operations	174	219
as a % of sales	5.0%	5.8%
EBITA[2]	211	291
as a % of sales	6.0%	7.7%
Adjusted EBITA[2]	277	362
as a % of sales	7.9%	9.6%
Adjusted EBITDA[2]	392	493
as a % of sales	11.2%	13.0%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 4%, reflecting double-digit growth in Image-Guided Therapy, mid-single-digit growth in Ultrasound, and a low-single-digit decline in Diagnostic Imaging.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting mid-single-digit growth in North America, low-single-digit growth in other mature geographies, and a low-single-digit decline in Western Europe.
  Adjusted EBITA increased by EUR 85 million, resulting in a margin of 9.6%, reflecting sales growth and productivity, partly offset by the impact of tariffs.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 70 million, compared to EUR 67 million in the first half of 2018.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2018[1]	2019
Sales	2,010	2,175
Sales growth
Nominal sales growth	(6)%	8%
Comparable sales growth[2]	3%	2%
Income from operations	143	95
as a % of sales	7.1%	4.4%
EBITA[2]	210	165
as a % of sales	10.4%	7.6%
Adjusted EBITA[2]	269	226
as a % of sales	13.4%	10.4%
Adjusted EBITDA[2]	354	315
as a % of sales	17.6%	14.5%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 2%, reflecting mid-single-digit growth in Sleep & Respiratory Care and low-single-digit growth in Monitoring & Analytics.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China and Central & Eastern Europe. Mature geographies recorded low-single-digit growth, reflecting high-single-digit growth in other mature geographies, mid-single-digit growth in Western Europe, and a low-single-digit decline in North America.
  Adjusted EBITA decreased by EUR 43 million, resulting in a margin of 10.4%, mainly due to tariffs, adverse currency impact and mix.
  Restructuring, acquisition-related and other charges were EUR 61 million, compared to EUR 58 million in the first half of 2018.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2018[1]	2019
Sales	2,520	2,646
Sales growth
Nominal sales growth	(6)%	5%
Comparable sales growth[2]	2%	5%
Income from operations	323	333
as a % of sales	12.8%	12.6%
EBITA[2]	341	347
as a % of sales	13.5%	13.1%
Adjusted EBITA[2]	362	371
as a % of sales	14.4%	14.0%
Adjusted EBITDA[2]	431	441
as a % of sales	17.1%	16.7%
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, reflecting double-digit growth in Oral Healthcare, mid-single-digit growth in Domestic Appliances, and low-single-digit growth in Personal Care.
  Comparable sales in growth geographies showed mid-single-digit growth, reflecting double-digit growth in Central & Eastern Europe and mid-single-digit growth in China. Mature geographies showed mid-single-digit growth, reflecting double-digit growth in other mature geographies, mid-single-digit growth in Western Europe, and low-single-digit growth in North America.
  Adjusted EBITA increased by EUR 9 million, resulting in a margin of 14%, as the operational leverage from sales growth was offset by investments in advertising.
  Restructuring, acquisition-related and other charges were EUR 24 million, compared to EUR 22 million in the first half of 2018.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2018[1]	2019
Sales	186	216
Income from operations	(141)	(53)
EBITA[2]	(67)	(49)
Adjusted EBITA[2] of:	(82)	(45)
IP Royalties	74	111
Innovation	(97)	(90)
Central costs	(54)	(55)
Other	(4)	(10)
Adjusted EBITDA[2]	(5)	103
1 The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 13.
2 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales increased by EUR 30 million, mainly due to higher IP royalty income.
  Restructuring, acquisition-related and other charges were EUR 4 million, compared to income of EUR 14 million in the first half of 2018. The first half of 2019 also includes a gain related to the sale of the Photonics business in Germany and a charge related to a litigation provision, while the first half of 2018 included a gain of EUR 43 million related to a divestment.

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q2		January to June
	2018	2019	2018	2019
Sales	4,288	4,671	8,229	8,822
Cost of sales	(2,282)	(2,546)	(4,438)	(4,810)
Gross margin	2,006	2,125	3,791	4,013
Selling expenses	(1,162)	(1,173)	(2,203)	(2,257)
General and administrative expenses	(157)	(165)	(288)	(317)
Research and development expenses	(425)	(443)	(858)	(882)
Other business income	49	19	76	96
Other business expenses	(13)	(14)	(19)	(59)
Income from operations	298	350	499	594
Financial income	17	41	30	88
Financial expenses	(66)	(60)	(159)	(116)
Investment in associates, net of income taxes	1	3	1	5
Income before taxes	249	334	371	571
Income tax expense	(63)	(74)	(91)	(141)
Income from continuing operations	186	260	280	430
Discontinued operations, net of income taxes	(184)	(13)	(154)	(22)
Net income	2	246	126	409
Attribution of net income
Income from continuing operations attributable to shareholders[1]	185	256	280	429
Net income attributable to shareholders[1]	-	243	126	407
Net income attributable to non-controlling interests	1	3	-	2
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	917,042	904,913	919,147	908,945
- diluted	929,228	913,675	931,465	919,208
Income from continuing operations attributable to shareholders[1]
- basic	0.20	0.28	0.30	0.47
- diluted	0.20	0.28	0.30	0.47
Net income attributable to shareholders[1]
- basic	0.00	0.27	0.14	0.45
- diluted	0.00	0.27	0.14	0.44
1 Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income (OCI)

in millions of EUR

	Q2		January to June
	2018	2019	2018	2019
Net income (loss) for the period	2	246	126	409

Pensions and other post-employment plans:
Remeasurement		-		1
Income tax effect on remeasurements		1		-
Financial assets fair value through OCI:
Net current-period change, before tax	5	54	(1)	57
Reclassification directly into retained earnings	-		(5)
Total of items that will not be reclassified to Income statement	5	55	(7)	57

Currency translation differences:
Net current-period change, before tax	510	(133)	325	84
Income tax effect on net current-period change	(28)	5	(19)	(1)
Reclassification adjustment for (gain) loss realized, in continued operations		4		4
Reclassification adjustment for (gain) loss realized, in discontinued operations		16	(6)	16
Cash flow hedges:
Net current-period change, before tax	(9)	3	(8)	(22)
Income tax effect on net current-period change	6	(3)	10	3
Reclassification adjustment for (gain) loss realized	(9)	9	(25)	15
Total of items that are or may be reclassified to Income statement	469	(100)	276	98

Other comprehensive income (loss) for the period	474	(45)	269	155

Total comprehensive income (loss) for the period	476	202	395	564

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	477	197	397	561
Non-controlling interests	(1)	5	(2)	3

Amounts may not add up due to rounding

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2018	June 30, 2019
Non-current assets:
Property, plant and equipment	1,712	2,473
Goodwill	8,503	8,615
Intangible assets excluding goodwill	3,589	3,535
Non-current receivables	162	187
Investments in associates	244	251
Other non-current financial assets	360	330
Non-current derivative financial assets	1	1
Deferred tax assets	1,828	1,830
Other non-current assets	47	51
Total non-current assets	16,447	17,275

Current assets:
Inventories	2,674	2,982
Other current financial assets	436	476
Other current assets	469	545
Current derivative financial assets	36	28
Income tax receivable	147	178
Current receivables	4,035	3,789
Assets classified as held for sale	87	2
Cash and cash equivalents	1,688	1,077
Total current assets	9,572	9,077
Total assets	26,019	26,352

Group equity:
Shareholders' equity	12,088	11,904
Common shares	185	181
Reserves	548	687
Other	11,355	11,036
Non-controlling interests	29	28
Total group equity	12,117	11,932

Non-current liabilities:
Long-term debt	3,427	4,788
Non-current derivative financial liabilities	114	116
Long-term provisions	1,788	1,695
Deferred tax liabilities	152	137
Non-current contract liabilities	226	291
Other non-current liabilities	253	263
Total non-current liabilities	5,959	7,290

Current liabilities:
Short-term debt	1,394	1,030
Current derivative financial liabilities	176	52
Income tax payable	118	84
Accounts payable	2,303	2,092
Accrued liabilities	1,537	1,307
Current contract liabilities	1,303	1,293
Short-term provisions	363	476
Dividend payable		68
Liabilities directly associated with assets held for sale	12	-
Other current liabilities	737	727
Total current liabilities	7,943	7,129
Total liabilities and group equity	26,019	26,352

Amounts may not add up due to rounding

Condensed consolidated statement of cash flows

Condensed consolidated statement of cash flows

in millions of EUR

	January to June
	2018	2019
Cash flows from operating activities:
Net income (loss)	126	409
Results of discontinued operations, net of income taxes	154	22
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	547	601
Net gain on sale of assets	(61)	(73)
Interest income	(17)	(16)
Interest expense on debt, borrowings and other liabilities	85	87
Income taxes	91	141
Decrease (increase) in working capital:	(343)	(617)
Decrease (increase) in receivables and other current assets	441	351
Decrease (increase) in inventories	(367)	(363)
Increase (decrease) in accounts payable, accrued and other current liabilities	(417)	(605)
Decrease (increase) in non-current receivables, other assets and other liabilities	(111)	40
Increase (decrease) in provisions	(34)	44
Other items	5	39
Interest paid	(94)	(91)
Interest received	16	15
Dividends received from investments in associates	12	6
Income taxes paid	(152)	(205)
Net cash provided by (used for) operating activities	223	404
Cash flows from investing activities:
Net capital expenditures	(311)	(435)
Purchase of intangible assets	(56)	(76)
Expenditures on development assets	(140)	(171)
Capital expenditures on property, plant and equipment	(152)	(219)
Proceeds from sales of property, plant and equipment	37	30
Net proceeds from (cash used for) derivatives and current financial assets	(143)	(71)
Purchase of other non-current financial assets	(13)	(33)
Proceeds from other non-current financial assets	34	18
Purchase of businesses, net of cash acquired	(261)	(74)
Net proceeds from sale of interests in businesses, net of cash disposed of	70	128
Net cash provided by (used for) investing activities	(623)	(467)
Cash flows from financing activities:
Proceeds from issuance (payments) of short-term debt	69	53
Principal payments on short-term portion of long-term debt	(1,101)	(122)
Proceeds from issuance of long-term debt	1,238	797
Re-issuance of treasury shares	72	29
Purchase of treasury shares	(432)	(911)
Dividend paid to shareholders[1]	(341)	(385)
Dividend paid to non-controlling interests	(2)	(1)
Net cash provided by (used for) financing activities	(497)	(541)

Net cash provided by (used for) continuing operations	(898)	(604)

Net cash provided by (used for) discontinued operations	569	(14)

Net cash provided by (used for) continuing and discontinued operations	(329)	(618)
Effect of changes in exchange rates on cash and cash equivalents	5	7
Cash and cash equivalents at the beginning of the period	1,939	1,688
Cash and cash equivalents at the end of the period	1,615	1,077
1 Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding

Condensed consolidated statements of changes in equity

Condensed consolidated statements of changes in equity

in millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
		Reserves			other
Balance as of December 31, 2017	188	392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment			(4)			(25)		(29)		(29)
Balance as of January 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		302	(1)	(24)		120		397	(2)	395
Dividend distributed	2				336	(738)		(400)		(400)
Purchase of treasury shares							(352)	(352)		(352)
Re-issuance of treasury shares					(270)	(2)	319	47		47
Forward contracts						20	(20)	(0)		(0)
Share call options						23	(60)	(37)		(37)
Share-based compensation plans					58			58		58
Income tax share-based compensation plans					(5)			(5)		(5)
Balance as of June 30, 2018	190	694	(35)	(1)	3,430	7,995	(594)	11,679	22	11,701

Balance as of December 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment						(33)		(33)		(33)
Balance as of January 1, 2019	185	739	(181)	(10)	3,487	8,233	(399)	12,055	29	12,084
Total comprehensive income (loss)		101	57	(5)		407		561	3	564
Dividend distributed	2				319	(775)		(454)	(1)	(455)
Minority buy-out						(3)		(3)	(3)	(6)
Transfer of gain (loss) on disposal of equity investments at fair value through OCI to retained earnings			(14)			14		-		-
Purchase of treasury shares							(317)	(317)		(317)
Re-issuance of treasury shares					(240)	18	240	18		18
Forward contracts						576	(576)	-		-
Share call options						13	(26)	(13)		(13)
Cancellation of treasury shares	(6)					(974)	980	-		-
Share-based compensation plans					54			54		54
Income tax share-based compensation plans					2			2		2
Balance as of June 30, 2019	181	841	(138)	(15)	3,623	7,510	(97)	11,904	28	11,932

Amounts may not add up due to rounding

Notes to the unaudited semi-annual condensed consolidated financial statements

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2018, except for the adoption of new standards effective January 1, 2019 and segment reporting. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The consolidated financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to totals provided.

New and amended standards adopted by the company

The company applies, for the first time, IFRS 16 Leases. The impact of the adoption of this new standard and the new accounting policy is disclosed below. Other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the interim condensed consolidated financial statements of the company.

Impact on the financial statements

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance-sheet model.

Lessor accounting under IFRS 16 is substantially unchanged compared to IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the company is the lessor.

The company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019.

Nature of the effect of adoption of IFRS 16

The company has lease contracts for various items of real estate, vehicles and other equipment. Before the adoption of IFRS 16, the company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the company otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased item was not capitalized and the lease payments were recognized as rent expense in the statement of income on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other current assets and Accrued liabilities respectively. Upon adoption of IFRS 16, the company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients which have been applied by the company.

Leases previously classified as finance leases

The company did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 have been applied to these leases from January 1, 2019.

Leases previously accounted for as operating leases

The company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized . For certain property leases, the right-of-use assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Practical expedients applied

In applying IFRS 16 for the first time, the company has used the following practical expedients permitted by the standard:

  Reliance on previous assessments on whether leases are onerous
  Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
  Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application
  Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease
  Exclusion of low-value leases (i.e. individually less than EUR 5,000)
  Not separating lease from non-lease components for car leases.

The company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.4%.

In addition, the existing finance lease assets and liabilities determined as per IAS 17 with a carrying value of approximately EUR 330 million each as at December 31, 2018 have been reclassified and added to the right-of-use asset and lease liability determined as per IFRS 16 on January 1, 2019.

The change in accounting policy affected the following items on the balance sheet on January 1, 2019:

Balance sheet impact of IFRS 16 adoption

in millions of EUR

Balance sheet captions	January 1, 2019	IFRS 16	January 1, 2019
Property, plant and equipment	1,712	760	2,472
Other current assets	469	(12)	457
Deferred tax assets	1,828	5	1,833
Shareholders' equity	12,088	(33)	12,055
Long-term debt	3,427	656	4,083
Long-term provisions	1,788	(6)	1,782
Short-term debt	1,394	147	1,541
Accrued liabilities	1,537	(11)	1,526

The lease liabilities as of January 1, 2019 are reconciled to the operating lease commitments as of December 31, 2018 as follows :

Reconciliation of operating lease commitments to lease liabilities

in millions of EUR

Operating lease commitments disclosed as of December 31, 2018	756

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	699
Add: finance lease liabilities recognized as at December 31, 2018	330
(Less): short-term leases recognized on a straight-line basis as expense	(17)
Add: lease extensions considered reasonably certain	121

Lease liability recognized as of January 1, 2019	1,133
Of which are:
Current lease liabilities	241
Non-current lease liabilities	892

The impact on opening retained earnings as of January 1, 2019 due to IFRS 16 adoption is as follows:

Retained earnings impact of IFRS 16 adoption

in millions of EUR

Retained earnings as of December 31, 2018	8,266
IFRS 16 adjustments due to modified retrospective approach
Asset retrospective calculation	(38)
Deferred tax asset impact	5
Opening balance Retained earnings as of January 1, 2019	8,233

The costs incurred to date following the IFRS 16 adoption consisted of depreciation amounting to EUR 75 million, interest charges amounting to EUR 10 million and EUR 27 million for short-term and low value leases, compared to EUR 109 million of operating lease expenses booked in the first half of 2018. In the first half of 2019 operating cash flows increased and financing cash flows decreased by EUR 73 million compared to previous year as the repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities.

Accounting policy on lease accounting

The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

  fixed payments (including in-substance fixed payments) less any lease incentives receivable variable lease payments that are based on an index or a rate amounts expected to be payable by the lessee under residual value guarantees the exercise price of a purchase option if the lessee is reasonably certain to exercise that option payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the consolidated statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:

  the amount of the initial measurement of lease liability
  any lease payments made at or before the commencement date less any lease incentives received any initial direct costs
  restoration costs.

The right-of-use assets are subsequently accounted for using principles for property, plant and equipment. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture considered to be of low value (i.e. less than EUR 5,000).

The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

Estimates

The preparation of the semi-annual condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions.

In preparing these semi-annual condensed financial statements, the significant estimates and judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2018. The impact on estimates related to the adoption of IFRS 16 was immaterial.

Risk management

The Annual Report 2018 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2019, financial markets are expected to continue to be highly volatile due to political and macroeconomic issues (such as, but not limited to, trade tariffs and sanctions) in most major regions such as Europe (including Brexit), United States, China, Russia, Middle East & Turkey and Latin America. Such conditions in financial markets may adversely affect the timing of and proceeds from the ongoing divestment of Signify.

Also, Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation and ongoing inspections by various government agencies, including, in particular, the FDA (US) and comparable non-US agencies. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations. The remediation work in this area will continue to affect the company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. At Diagnosis & Treatment businesses and Connected Care businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Personal Health businesses, sales are generally higher in the second half-year due to the holiday sales and events. The segment Other is generally not materially affected by seasonality, however the timing of intellectual property transactions causes variation over the year.

Segment information

Sales and Adjusted EBITA1

in millions of EUR unless otherwise stated

	January to June
	2018				2019
	sales	sales including intercompany	Adjusted EBITA[1]		sales	sales including intercompany	Adjusted EBITA[1]
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,513	3,569	277	7.9%	3,786	3,835	362	9.6%
Connected Care	2,010	2,019	269	13.4%	2,175	2,196	226	10.4%
Personal Health	2,520	2,526	362	14.4%	2,646	2,651	371	14.0%
Other	186	225	(82)		216	255	(45)
Inter-segment eliminations		(110)				(114)
Philips Group	8,229	8,229	827	10.0%	8,822	8,822	914	10.4%
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Reconciliation of Net income to Adjusted EBITA1

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
January to June 2019
Net income	409
Discontinued operations, net of income taxes	22
Income tax expense	141
Investments in associates, net of income taxes	(5)
Financial expenses	116
Financial income	(88)
Income from operations	594	219	95	333	(53)
Amortization of aquired intangible assets	160	72	70	14	4
EBITA[1]	754	291	165	347	(49)
Restructuring and acquisition-related charges	153	63	34	23	31
Other items	7	7	27	-	(27)
Adjusted EBITA[1]	914	362	226	371	(45)

January to June 2018
Net income	126
Discontinued operations, net of income taxes	154
Income tax expense	91
Investments in associates, net of income taxes	(1)
Financial expenses	159
Financial income	(30)
Income from operations	499	174	143	323	(141)
Amortization of intangible assets	195	36	67	18	73
EBITA[1]	694	211	210	341	(67)
Restructuring and acquisition-related charges	116	66	26	4	19
Other items	17	-	32	18	(33)
Adjusted EBITA[1]	827	277	269	362	(82)
1 Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Sales and tangible and intangible assets

in millions of EUR

	sales[1]		tangible and intangible assets[2]
	January to June		June 30,	June 30,
	2018	2019	2018	2019
Netherlands	244	263	1,192	2,016
United States	2,780	3,070	8,595	9,665
China	1,109	1,260	908	332
Japan	512	590	484	549
Germany	451	458	273	328
France	228	217	32	46
United Kingdom	200	211	640	623
Other countries	2,706	2,754	890	1,066
Philips Group	8,229	8,822	13,014	14,624
1 Sales are reported based upon country of destination
2 Includes Property, plant and equipment, Goodwill and Intangibles assets excluding goodwill

As required by IFRS 8, Operating Segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide. On January 10, 2019 Philips announced that it has realigned the composition of its reporting segments effective as of January 1, 2019. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. Accordingly, the prior-period comparative figures have been restated.

Acquisitions and divestments

Acquisitions

Philips completed one acquisition during the six months ended June 30, 2019. The acquisition involved a net cash outflow of EUR 38 million, a contingent consideration of EUR 11 million (recorded in Long-term provisions), and resulted in an increase of Goodwill and Other intangible assets of EUR 36 million and EUR 20 million respectively. These amounts are subject to final purchase price allocation.

On March 7, 2019, Philips announced that it has signed an agreement to acquire the Health Care Information Systems business of Carestream Health Inc. The completion of the transaction is on track. Philips expects to complete the acquisition in the second half of 2019, subject to customary closing conditions, including the relevant regulatory approvals.

Divestments

Philips completed two divestments in the first six months of 2019. The divestments involved an aggregated net cash inflow of EUR 123 million.

Property, plant and equipment

The increase in Property, plant and equipment mainly relates to the implementation of IFRS 16. The right-of-use assets taken on the balance sheet amounted to EUR 760 million. For more details please refer to Significant accounting policies.

Other financial assets

Other non-current financial assets

In the first half of 2019, Other non-current financial assets decreased by EUR 30 million from EUR 360 million as of December 31, 2018 to EUR 330 million as of June 30, 2019, mainly reflecting fair value adjustments through profit and loss (FVTP&L) and other comprehensive income (FVTOCI). This included a value adjustment through OCI related to the retained investment in the combined Lumileds and Automotive businesses, which has a remaining value as of June 30, 2019 of EUR nil million (December 31, 2018: EUR 112 million).

Other current financial assets

In the first half of 2019, Other current financial assets increased by EUR 40 million from EUR 436 million as of December 31, 2018 to EUR 476 million as of June 30, 2019, mainly reflecting a fair value increase through OCI of the Signify shareholding, partially offset by further sales of shares. Philips sold 2.93 million shares for a total consideration of EUR 72 million, of which EUR 7 million was receivable as of June 30, 2019. Philips’ shareholding reduced from 16.5% as of December 31, 2018 to 14.3% as of June 30, 2019.

Equity

In June 2019, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 774 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 42% of the shareholders elected for a share dividend, resulting in the issuance of 9,079,538 new common shares. The cash dividend involved an amount of EUR 453 million (including costs).

As of June 30, 2019, the issued and fully-paid share capital consists of 905,275,077 common shares, each share having a par value of EUR 0.20.

During the first six months of 2019, a total of 7,341,367 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

A total of 715,344 shares were acquired in connection with Philips' Long Term Incentive (LTI) Program through the unwinding of options which were previously acquired to cover LTI commitments. During the first half of 2019 the company unwound 430,608 EUR-denominated and 284,736 USD-denominated call options against the transfer of the same number of Royal Philips shares (715,344 shares) and an additional EUR 13 million cash payment to the buyer of the call options. As of June 30, 2019, the number of outstanding EUR-denominated options was 1,593,031 and the number of outstanding USD-denominated options was 1,485,482.

In the first half of 2019, a total of 27,473,076 shares were acquired to reduce the share capital through (1) a daily share buyback program (started in January 2019) and (2) a forward share buyback program. A total of 18,600,000 shares were acquired through forward contracts that were settled, which resulted in a EUR 576 million increase in retained earnings against treasury shares. As of June 2019 there are no forward contracts outstanding in regard to share capital reduction. In addition, there was a cancellation of 30 million shares with cost price of EUR 980 million.

On June 30, 2019, the total number of treasury shares amounted to 2,858,505, which were purchased at an average price of EUR 33.89 per share.

Debt

As of June 30, 2019, Philips had total debt of EUR 5,817 million, an increase of EUR 997 million compared to December 31, 2018. The majority of the debt consisted of EUR 4,044 million of public EUR and USD bonds with a weighted average interest rate of 2.48%. Long-term debt was EUR 4,788 million, an increase of EUR 1,361 million, and short-term debt was EUR 1,030 million, a decrease of EUR 364 million compared to December 31, 2018.

In January 2019, EUR 803 million of lease liabilities were recognized due to the implementation of IFRS 16. For further details, please refer to Significant accounting policies.

In February 2019, Philips successfully exercised, with existing terms and conditions, the second of two 1-year extension options of its EUR 1.0 billion committed standby revolving credit facility for general corporate purposes, extending the final maturity date to April 21, 2024.

In May 2019, Philips issued a fixed-rate Green Innovation Bond with an aggregate principal amount of EUR 750 million (0.500%, due 2026). In the first half of 2019, a nominal amount of EUR 576 million of forward contracts related to the EUR 1.5 billion share buyback program announced on June 28, 2017 matured.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 16 million during the first half of 2019 to EUR 24 million.

Legal proceedings

Royal Philips and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows. For information regarding legal proceedings in which Philips is involved, please refer to the Annual Report 2018. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2018 are described below:

Cathode-Ray Tubes (CRT)

In the CRT-related civil antitrust litigation pending outside the United States, Philips has reached two more settlements in principle. The settlements reached had no material impact on our results in the first half year of 2019. For some of the remaining CRT-related civil antitrust actions, Philips recorded a provision based on interactions with the plaintiffs in these cases.

Compliance matters

The Public Prosecution Service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE are conducting an investigation into tender irregularities in the medical device industry in Brazil. Philips is one of a number of companies involved in the investigation. The company has been conducting an internal investigation into the matter and is discussing the results with the Brazilian authorities. In connection with this matter, the company has also received inquiries from the US Securities and Exchange Commission (‘SEC’) and US Department of Justice (‘DoJ’). The company also volunteered to provide the SEC and DoJ with information about its compliance efforts in China.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value[1]	Level 1	Level 2	Level 3
Balance at June 30, 2019
Financial assets
Carried at fair value:
Debt instruments	87	87			87
Equity instruments	29	29	29
Other financial assets	25	25		20	5
Financial assets carried at FVTPL	141	141	29	20	92
Debt instruments	26	26		26	0
Equity instruments	120	120	73	1	46
Current financial assets[2]	476	476	476		0
Receivables - current	33	33			33
Financial assets carried at FVTOCI	654	654	549	27	79
Derivative financial instruments	29	29		29
Financial assets carried at fair value	825	825	577	76	171

Carried at (amortized) cost:
Cash and cash equivalents	1,077
Loans and receivables
Current financial assets	-
Other non-current financial assets	42
Receivables - current	3,756
Receivables - non-current	187
Financial assets carried at (amortized) cost	5,062
Total financial assets	5,887

Financial liabilities
Carried at fair value:
Contingent consideration	(395)	(395)			(395)
Financial liabilities carried at FVTP&L	(395)	(395)			(395)
Derivative financial instruments	(168)	(168)		(168)
Financial liabilities carried at fair value	(563)	(563)		(168)	(395)

Carried at (amortized) cost:
Accounts payable	(2,092)
Interest accrual	(31)
Debt (corporate bonds and finance leases)	(5,150)	(5,637)	(4,531)	(1,106)
Debt (excluding corporate bonds and finance leases )	(668)
Financial liabilities carried at (amortized) cost	(7,941)
Total financial liabilities	(8,504)
1 For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.
2 The majority of the balance reflects the remaining stake in Signify, which relates to equity instruments.

Philips Group

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value[1]	Level 1	Level 2	Level 3
Balance as of December 31, 2018
Financial assets
Carried at fair value:
Debt instruments	69	69			69
Equity instruments	20	20	20
Other financial assets	27	27		22	5
Financial assets carried at FVTPL	116	116	20	22	74
Debt instruments	26	26		26	-
Equity instruments	172	172	22	1	149
Current financial assets[2]	435	435	434		-
Receivables - current	32	32			32
Financial assets carried at FVTOCI	664	664	457	27	181
Derivative financial instruments	36	36		36
Financial assets carried at fair value	817	817	476	85	255

Carried at (amortized) cost:
Cash and cash equivalents	1,688
Loans and receivables
Current financial assets	2
Other non-current financial assets	46
Receivables - current	4,004
Receivables - non-current	162
Financial assets carried at (amortized) cost	5,902
Total financial assets	6,718

Financial liabilities
Carried at fair value:
Contingent consideration	(409)	(409)			(409)
Financial liabilities carried at FVTP&L	(409)	(409)			(409)
Derivative financial instruments	(290)	(290)		(290)
Financial liabilities carried at fair value	(699)	(699)		(290)	(409)

Carried at (amortized) cost:
Accounts payable	(2,303)
Interest accrual	(36)
Debt (corporate bonds and finance leases)	(3,621)	(3,906)	(3,576)	(330)
Debt (excluding corporate bonds and finance leases)	(1,200)
Financial liabilities carried at (amortized) cost	(7,159)
Total financial liabilities	(7,858)
1 For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and finance leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.
2 The majority of the balance reflects the remaining stake in Signify, which relates to equity instruments.

The retained investment in privately held Luminescence, formerly the combined businesses of Lumileds and Automotive, is recognized at fair value through OCI and classified as Level 3 in the fair value hierarchy. The value has decreased to nil (December 31, 2018: EUR 112 million), following difficult trading conditions that lowered earnings assumptions in the valuation model.

As part of the EPD acquisition, Philips may be required to pay additional consideration to former shareholders if specified future events occur or conditions are met, such as the achievement of certain regulatory milestones or the achievement of certain commercial milestones. The fair value of this contingent consideration liability was determined using a probability-weighted approach to estimate the achievement of future regulatory and commercial milestones and discount rates ranging from 3 to 4 percent. The discount rates used reflect the inherent risk related to achieving the respective milestones. The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy. A sensitivity analysis of the EPD contingent consideration liability at June 30, 2019 shows that if the probabilities of success for every milestone increased by 10 percentage points, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would increase by approximately 3%. Similarly, a decrease in the probabilities of success for every milestone by 10 percentage points would reduce the fair value by approximately 4%. If the discount rates were to increase instantaneously by 100 basis points from the assumption at June 30, 2019, with all other variables (including foreign exchange rates) held constant, the fair value of the liability would decrease by approximately 2%, while a decrease in the discount rates of 100 basis points would increase the fair value by approximately 2%.

The table below shows the reconciliation from the opening balance to the closing balance for Level 3 fair value measurements.

Reconciliation of the Level 3 fair value hierarchy

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2018	255	409
Assumed in a business combination		6
Purchase	32
Sales/redemptions	(20)
Utilizations		(27)
Recognized in profit and loss:
Other business income and expenses		(1)
Financial income and expenses	10	7
Recognized in other comprehensive income[1]	(107)	1
Receivables held to collect and sell	1
Balance as of June 30, 2019	171	395
1 Includes translation differences

Subsequent events

Acquisition of Medumo

On July 18, 2019 it was announced that Philips has expanded its patient management solutions in the US with the acquisition of Boston-based start-up company Medumo. Medumo has developed a diagnostic patient management platform for healthcare providers to deliver patient engagement and education services. Financial details of this acquisitions were not disclosed.

Commercial paper

In July, Philips issued commercial paper of EUR 200 million at (0.25)% interest through its existing program.

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